File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	29 July 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2


03024858


SCA

**Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption
File No. 82-763**

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "Management change within the European hygiene operations", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist

Margareta Hed
/ Margareta Hed

Encl.

dlw 7/29

INFORMATION

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com


SCA

Management change within the European hygiene operations

The President of SCA's European hygiene operations, Stefan Angwald, has left his position. The function will be taken over temporarily by Jan Åström, President and CEO of SCA. The action, which was initiated by the company, is based on a lack of agreement regarding the future management and organization of the consumer tissue operations.

Stockholm, 29 July 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For additional information, contact:

Jan Åström, President and CEO, telephone: +46 70-586 07 01